Via EDGAR

Ms. Anu Dubey

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	Aberdeen Asia-Pacific Income Fund, Inc.

Preliminary Proxy Statement filed on Schedule 14A on February 21, 2020

SEC Accession No. 0001104659-20-023880

Dear Ms. Dubey:

This letter responds to comments on the above-referenced Preliminary Proxy Statement (the “Proxy Statement”) that the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC” or the “Commission”) provided in a telephone conversation with Katherine Corey of Aberdeen Standard Investments Inc. on February 28, 2020. The Proxy Statement pertains to annual and special meetings of shareholders of the Aberdeen Asia-Pacific Income Fund, Inc. (the “Registrant”). The Proxy Statement has been revised to address the Staff’s comments and is being submitted concurrently with this letter (the “Definitive Proxy Statement”).

For your convenience, the substance of those comments has been restated below. The Registrant’s responses to each comment are set out immediately under the restated comment. Defined terms, unless otherwise defined herein, have the meanings given them in the Proxy Statement.

Comment No. 1:          In the question and answers “What is the required vote” response, please clarify whether the required vote with respect to Annual Meeting Proposal 1 is the affirmative vote of a majority of common shares vote cast.

Response:                   The required vote has been clarified.

Comment No. 2:          In the question and answers “What is the required vote” response, please add the word “affirmative” to the voting requirement for Annual Meeting Proposal 3 to clarify that the Annual Meeting Proposal 3 requires an “affirmative” vote.

Response:                   The requested change has been made.

Comment No. 3:          In the question and answers “What is the required vote” response, please clarify whether Annual Meeting Proposal 3 requires the vote of a majority of just the common shares or the vote of a majority of the common shares and preferred shares voting together as a single class.

Response:                   Language has been added to clarify the vote requirement.

Comment No. 4:          In the question and answers “What is the required vote” response, please add the word “affirmative” to the voting requirement for the Special Meeting Proposal to clarify that the Special Meeting Proposal requires an “affirmative” vote.

Response:                   The requested change has been made.

Comment No. 5:          Please add any changes made in response to these Comments 1 through 4 to the voting requirement disclosure in the proxy statement.

Response:                   The requested changes have been added.

Comment No. 6:          With respect to the language regarding adjournment of the Meetings in the event that there is a quorum but insufficient votes to approve the proposal, please either include this as a proposal or remove the language.

Response:                   The referenced language has been removed.

Comment No. 7:          Please add the name and address of the Fund’s distributor as required by Schedule A Item 22(a)(3)(i).

Response:                   The Registrant is a closed-end investment company that is not currently conducting any public offerings of its shares, and therefore does not have a distributor.

Comment No. 8:          Given the paragraph on page 17 which describes the anticipated changes to the portfolio, please add the heading “Associated Risks” and disclose the corresponding risks if the changes are approved. Specifically, if relevant, disclose whether there is increased risk given that the disclosure notes the Fund will be seeking “higher yielding opportunities” and the “average credit rating of the bonds in the underlying portfolio will be marginally lower.” Please also address whether there will be increased exposure to emerging markets.

Response:                   The requested disclosure has been added.

Comment No. 9:          Will the approval of the Special Meeting Proposal result in higher fees to the Fund such as increased Custody costs, acquired fund fees and expenses, and/or interest costs on leverage? If so, add a pro forma fee schedule.

Response:                   The Registrant anticipates increased costs relating to portfolio turnover as disclosed in the Proxy Statement, however, Registrant does not anticipate any increased costs that would impact the Fund’s fee schedule.

Comment No. 10:        Each bullet point in the Special Meeting Proposal should be its own proposal.

Response:                    Each bullet point in the Special Meeting Proposal is now its own Sub-Proposal.

Comment No. 11:        Please provide narrative disclosure of the differences between the 80% policies, making sure to touch on the differences between total assets and net assets and between “Asian” and “Asia-Pacific”, listing, as of a recent date, the included countries in each category.

Response:                   The requested disclosure has been added.

Comment No. 12:        Please explain supplementally how the criteria that a company issues securities denominated in the currency of a country ensures that a company is economically tied to that country.

Response:                   The Registrant looks at one or more of certain criteria for determining whether a security is economically tied to a country. The Registrant submits that the above-referenced criterion would likely not be considered on its own for purposes of determining whether a security is tied to a specific country.

Comment No. 13:        With respect to the criterion of determining whether or not a security is an “Asia-Pacific” security, please explain how is a security being issued by a wholly-owned subsidiary of an entity in an Asia-Pacific Country economically tied to the Country.

Response:                   The Registrant would only treat a debt security issued by a subsidiary company that is not located in an Asia-Pacific Country as an Asia-Pacific debt security if: (i) the subsidiary is wholly-owned by a parent company located in an Asia-Pacific country, and (ii) the subsidiary is guaranteed by the parent company. The Registrant believes that the guarantee by the parent company located in the Asia-Pacific country is a factor in determining the economic ties of a debt security.

Comment No. 14:        Please create a table that lists as of a recent date what countries are considered investment grade countries in one column and what countries are considered non-investment grade countries in a separate column.

Response:                   The requested table has been added.

Comment No. 15:        In the disclosure regarding the transaction costs, please note the per share amount.

Response:                   The requested disclosure has been added.

Comment No. 16:        Please consider amending the Fund’s investment restriction regarding industry concentration, as it currently allows the investment of more than 25% of the Fund’s assets in the sovereign debt securities of a single country, whereas current SEC guidance provides that sovereign debt in a single country should be considered an investment in a single “industry”for purposes of determining concentration.

Response:                   Revisions to the Fund’s fundamental investment restrictions, without approval or waiver from noteholders and lenders, would trigger events of default of the Fund’s Revolving Credit Facility and Series A, B, C, D and E Senior Secured Notes. The Registrant respectfully declines to revise the Fund’s fundamental investment restriction as requested at this time given the additional expense that would be involved in seeking consent from the noteholders and lenders. However, the Fund has adopted new non-fundamental investment policies, compliance with which is expected to compliance with the SEC’s guidance. These policies include the following: The maximum exposure to any one “Investment Grade Country” (other than the U.S.) is limited to 25% of the Fund’s total assets and the maximum exposure to any one “Non-Investment Grade Country” is limited to 15% of the Fund’s total assets. Investment Grade Countries are those countries whose sovereign debt is rated not less than Baa3 by Moody’s Investors Service, Inc. (“Moody’s”), BBB- by S&P Global Ratings (“S&P”) or BBB- by Fitch or comparably rated by another appropriate nationally or internationally recognized ratings agency. Non-Investment Grade Countries are those that are not Investment Grade Countries.

Comment No. 17:        The Special Meeting Proposal should be separated into several different proposals or sub-proposals.

Response:                    Each bullet point is now its own Sub-Proposal.

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Should you have any questions concerning the above, please call the undersigned at (215) 405-5757.

Very truly yours,

/s/ Jennifer Rogers
Jennifer Rogers

cc:
Lucia Sitar, Aberdeen Standard Investments Inc.
Margery Neale, Willkie Farr & Gallagher LLP
Elliot J. Gluck, Willkie Farr & Gallagher LLP
Neesa Sood, Willkie Farr & Gallagher LLP

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